February 6, 2012

Mr. Gary Todd

United States Securities and Exchange Commission

100 F Street NE

Washington DC 20549

Re:

Response to SEC Comment Letter Dated November 8, 2011

Dear Mr. Todd,

In response to the letter referenced above, Arrayit Corporation respectfully submits the following additional information:

Arrayit Corporation produces three major product lines:  scientific instruments, glass substrates and laboratory chemicals.  The basic raw materials used to manufacture Arrayit’s scientific instruments are industrial machined parts and computer components.   Our glass substrates are made from a proprietary, specially formulated glass that is very well suited to polishing to atomic flatness that is ideal for microarray manufacturing.  After polishing, chemical treatments are added to the glass.  These treatments are compatible with various biomolecules and other laboratory samples.  Our laboratory chemicals consist of various detergents, salts and buffering agents.  None of these raw materials are particularly volatile regarding cost, however Arrayit can and does realize a cost savings when we purchase in bulk rather than one off.  Bulk does not in our case mean commodity type volumes (such as thousands), but rather buying parts to manufacture ten instruments at a time rather than one, or a drum of chemicals rather than a gallon.

We submitted the agreement for the accounts receivable line of credit with Gateway to the SEC by letter through Edgar on December 19, 2011.  Since this agreement is actually between Gateway Acceptance Company and Arrayit Corporation’s wholly owned subsidiary, TeleChem International, Inc., we believe that Note 6 of the 10-K for the period ending December 31, 2010 provides full disclosure with regard to Arrayit Corporation.  It states, “The Company has sold some of its Accounts Receivable to a financial institution with full recourse.  The financial institution retains a 15% portion of the proceeds from the receivable sales as reserves, which are released to the Company as the Receivables are collected.  The maximum commitment under this facility is $450,000, and is limited to receivables that are less than 31 days outstanding. The facility bears interest at prime plus 10% currently 16.0%, and is secured by an unconditional guarantee of the Company and a first charge against the Accounts Receivable.  Because of the Company’s credit policies, repossession losses and refunds in the event of default have not been significant and losses under the present recourse obligations are not expected to be significant.”  Please advise whether this disclosure is adequate.

We requested that Mr. Sklar file the required disclosure statements on December 15, 2011, on January 20, 2012, on January 25, 2012 and on February 2, 2012.

We have made our best effort to address the disclosure requirements of Regulation S-K Item 402(n)(2)(v) and the related instructions in the summary compensation table, and believe that all compensation reported is accurate and complete. The amounts listed in the table regarding stock grants are listed as the exact dollar amounts of the compensation that was provided to each officer and/or director with fair value computed in accordance with FASB ASC Topic 718 (column (e)).  We also reviewed the suggested footnotes for smaller reporting companies, and determined that all the values in the suggested disclosure chart for Outstanding Equity Awards at Fiscal Year-End would be zero.

We filed un-redacted exhibits regarding the license agreement and sponsored research agreements with Wayne State University on January 25, 2012.

We filed an amended 10-K for the period ending December 31, 2010 to include the expanded footnote disclosure table regarding lawsuits on February 6, 2012.

In this amended 10-K filed on February 6, 2012, we also deleted the inconsistent language regarding the use of a recognized framework in performing evaluating internal control over financial reporting.

In this amended 10-K filed on February 6, 2012, we provided currently dated Sarbanes-Oxley Section 302 and Section 906 certifications signed by the individual(s) currently in the principal executive and principal financial officer positions.

We believe this amended 10-K filing also clarifies the issues raised in your letter dated August 31, 2011, prior comment 7, and your letter of November 8, 2011, comment 6.

Statement

Arrayit Corporation acknowledges that:

--the company is responsible for the adequacy and accuracy of the disclosure in the filing;

--staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

--the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Signed and submitted by:

/s/ Rene Schena________

Rene Schena

Chief Executive Officer

Date:  February 6, 2012

Endnotes

Arrayit Corporation

524 East Weddell Drive
Sunnyvale CA 94089
USA

Phone (408) 744-1331

Fax (408) 744-1711

Website http://arrayit.com